Issuer Free Writing Prospectus dated September 5, 2018

Filed Pursuant to Rule 433

Registration No. 333-227199

Supplementing the Preliminary Prospectus Supplement dated September 5, 2018

(To Prospectus dated September 5, 2018)

Infinera Corporation Announces Proposed $275 Million Convertible Senior Notes Offering

Sunnyvale, Calif. –September 5, 2018 – Infinera (NASDAQ: INFN), provider of Intelligent Transport Networks, announced that it intends to offer, subject to market conditions and other considerations, $275 million aggregate principal amount of convertible senior notes due 2024 in an underwritten registered public offering. Infinera also expects to grant the underwriter of the notes a 30-day option to purchase up to an additional $41.25 million in aggregate principal amount of notes to cover over-allotments, if any.

The notes will be general unsecured obligations of Infinera and will accrue interest payable semiannually in arrears and will mature on September 1, 2024, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The notes will be convertible into cash, shares of Infinera’s common stock, or a combination of cash and shares of Infinera’s common stock, at Infinera’s election. Prior to June 1, 2024, the notes will be convertible at the option of holders only upon satisfaction of certain conditions and during certain periods. Thereafter, the notes will be convertible at the option of holders at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The interest rate, initial conversion rate and other terms of the notes will be determined at the time of pricing of the offering.

Infinera may redeem for cash all, but not less than all, of the notes, at its option, on or after September 5, 2021 if the last reported sale price of Infinera’s common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Infinera provides notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. In addition, if Infinera’s previously announced acquisition of Coriant (the “Coriant Acquisition”) is not consummated prior to January 23, 2019, or if the related purchase agreement is terminated for any reason other than the consummation of the Coriant Acquisition, Infinera may redeem all, but not less than all, of the notes at a redemption price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date, plus 75% of the excess, if any, of the notes’ conversion value at the time of redemption over their initial conversion value.

Holders of the notes will have the right to require Infinera to repurchase for cash all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest, upon the occurrence of a fundamental change (as defined in the indenture relating to the notes). Infinera, under certain circumstances, will also be required to increase the conversion rate for holders who convert their notes in connection with certain fundamental changes occurring prior to the maturity date or following Infinera’s issuance of a notice of an optional redemption.

Infinera intends to use a portion of the net proceeds from the offering to pay the cost of the capped call transactions described below. Infinera also intends to use a portion of the net proceeds to pay the purchase price of its previously-announced Coriant Acquisition, including fees and expenses relating thereto, and the remainder of the net proceeds for working capital and other general corporate purposes. The offering of the notes is not contingent on the consummation of the Coriant Acquisition.

Morgan Stanley & Co. LLC is acting as sole book-running manager for the offering.

In connection with the pricing of the notes, Infinera expects to enter into capped call transactions with one or more of the underwriter or its affiliates and/or other financial institutions (the option counterparties). The capped call transactions are expected generally to reduce or offset the potential dilution to Infinera’s common stock upon any conversion of the notes and/or offset any cash payments Infinera is required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap. If the underwriter exercises its option to purchase additional notes, Infinera expects to enter into additional capped call transactions with the option counterparties.

Infinera expects that, in connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates may enter into various derivative transactions with respect to Infinera’s common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of Infinera’s common stock or the notes at that time.

In addition, Infinera expects that the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to Infinera’s common stock and/or purchasing or selling Infinera’s common stock or other securities of Infinera in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of Infinera’s common stock or the notes, which could affect the ability of a noteholder to convert its notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the number of shares and value of the consideration that a noteholder will receive upon conversion of its notes.

The offering of the notes is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the Securities and Exchange Commission on September 5, 2018. Before you invest, you should read the prospectus forming a part of that registration statement and the preliminary prospectus supplement related to the offering and the other documents that Infinera has filed with the SEC for more complete information about Infinera and this offering. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement related to the offering, when available, and the accompanying prospectus may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, or by telephone at (866) 718-1649 or email: prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The offering of these securities will be made only by means of a prospectus supplement and the related prospectus. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the registration statement, the prospectus contained therein or the prospectus supplement.

Contacts:

Media: Anna Vue Tel. +1 (916) 595-8157 avue@infinera.com	Investors: Jeff Hustis Tel: + 1 (408) 213-7150 jhustis@infinera.com

About Infinera

Infinera provides Intelligent Transport Networks, enabling carriers, cloud operators, governments and enterprises to scale network bandwidth, accelerate service innovation and automate optical network operations. Infinera’s end-to-end packet-optical portfolio is designed for long-haul, subsea, data center interconnect and metro applications.

Infinera and the Infinera logo are registered trademarks of Infinera Corporation.

Forward-Looking Statements

This press release contains certain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties. Such forward-looking statements include, without limitation, the proposed terms of the notes and the capped call transactions, the completion, timing and size of the proposed offering and capped call transactions and the anticipated use of proceeds from the offering. Forward-looking statements can also be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. These statements are based on information available to Infinera as of the date hereof and actual results could differ materially from those stated or implied due to risks and uncertainties.

More information on potential factors that may impact Infinera’s business are set forth in its registration statement on Form S-3 on file with the Securities and Exchange Commission and the prospectus and prospectus supplement included or incorporated by reference therein, as well as subsequent documents and reports filed with or furnished to the Securities and Exchange Commission from time to time. These reports are available on the Securities and Exchange Commission’s website at www.sec.gov. Infinera assumes no obligation to, and does not currently intend to, update any such forward-looking statements.